                 [COBITZ, VANDENBERG & FENNESSY LETTERHEAD]


                        INDEPENDENT AUDITORS' REPORT



To the Trustees of
Suburban Federal Savings, A Federal Savings Bank
  Cash or Deferred Profit Sharing Plan
Flossmoor, Illinois

     We have audited the accompanying statements of net assets available for plan benefits of Suburban Federal Savings, A Federal Savings Bank Cash or Deferred Profit Sharing Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been selected to the auditing procedures applied in the audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ COBITZ, VANDENBERG & FENNESSY
---------------------------------
Cobitz, VandenBerg & Fennessy

March 23, 1998
Palos Hills, Illinois

              SUBURBAN FEDERAL SAVINGS, A FEDERAL SAVINGS BANK
                    CASH OR DEFERRED PROFIT SHARING PLAN

                    Statement of Net Assets Available for
                                Plan Benefits

                                                             December 31,
                                                     --------------------------
                                                         1997           1996
                                                         ----           ----
Assets:
  Money market deposits held
    by Suburban Federal Savings, A Federal
      Savings Bank (note 2)                          $   502,999        400,383
  Stock investment in SuburbFed Financial
    Corp (note 3)                                      2,824,900        965,447
  Mutual fund investments (note 4)                       456,337        292,225
  Life insurance and annuity contracts                         -          9,953
  Money market fund in brokerage accounts                 16,034         57,983
                                                     -----------      ---------
      Total investments                                3,800,270      1,725,991
                                                     -----------      ---------
  Receivables:
    Employer contributions                                 1,297          8,931
    Employee contributions                                 2,973              -
    Loans to participants                                  2,970          2,582
    Dividends                                              4,520          4,065
    Other                                                     89            597
                                                     -----------      ---------
      Total receivables                                   11,849         16,175
                                                     -----------      ---------
Net assets available for plan benefits               $ 3,812,119      1,742,166
                                                     ===========      =========

See notes to financial statements.

              SUBURBAN FEDERAL SAVINGS, A FEDERAL SAVINGS BANK
                    CASH OR DEFERRED PROFIT SHARING PLAN

                     Statement of Changes in Net Assets
                         Available for Plan Benefits

                                                      Years Ended December 31,
                                                     --------------------------
                                                         1997           1996
                                                         ----           ----
Increase in net assets attributed to:
  Employee contributions                             $   194,539        169,539
  Employer matching contributions, net of
    forfeitures                                           63,100         30,240
  Income from investments                                108,488         85,329
  Market appreciation                                  1,725,305        100,315
                                                     -----------      ---------
      Total additions                                  2,091,432        385,423
                                                     -----------      ---------
Deductions from net assets attributed to:
  Participant withdrawals                                 21,479         72,662
                                                     -----------      ---------
      Total deductions                                    21,479         72,662
                                                     -----------      ---------
Net increase in net assets during the year             2,069,953        312,761

Net assets available for plan benefits:
  Beginning of year                                    1,742,166      1,429,405
                                                     -----------      ---------
  End of year                                        $ 3,812,119      1,742,166
                                                     ===========      =========


See notes to financial statements.

              SUBURBAN FEDERAL SAVINGS, A FEDERAL SAVINGS BANK
                    CASH OR DEFERRED PROFIT SHARING PLAN

                        Notes to Financial Statements



1.   Description of the Plan

     The following description of the Suburban Federal Savings, A Federal Savings Bank Cash and Deferred Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     General

     The Plan, which was established January 1, 1989 as amended and restated January 1, 1994, is a defined contribution plan in which essentially all employees of Suburban Federal Savings, A Federal Savings Bank (the "Bank") may participate after meeting certain age and service requirements. The Plan is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code (the Code).

     Contributions

     The Bank contributes and allocates to each participant's account the amount withheld from each participant's compensation ("employee contributions") pursuant to his or her elective deferral agreement and within a range specified by the Plan. The Bank matches contributions to the Plan in an amount equal to 50 percent of each employee's contributions up to a specified percentage of the deferred contribution. Subsequent to the Bank's conversion from a mutual to a stock form of ownership, employees eligible under the stock option plan who contribute to the 401(k) are no longer eligible for the Bank's matching of their contributions. Contribution limitations may be placed on deferred deposits of highly compensated employees (as defined in the Plan document and amendments) to ensure that no prohibited discrimination takes place under the Code.

     Participant Accounts

     Each participant's account is credited with the participant's contribution, the Bank's matching contribution and an allocation of Plan earnings. Plan earnings from each investment are allocated to participants based on their proportionate share of total assets in that investment.

     Vesting

     Participants immediately vest in their employee contributions and the interest thereon. Vesting in the employer matching contributions and interest thereon is based on years of continuous service. A participant is 100 percent vested after seven years of credited service.

     Payment of Benefits

     Payment of benefits to a participant who terminates employment may be made in a lump sum or rolled into another qualified plan. A participant also may elect to defer distribution of his or her account until attaining age 70 1/2.

     Payment of benefits to the beneficiary of a deceased participant may also be made in the form of a lump sum payment or rolled into another qualified plan.

     Loans to Participants

     Under the Plan, participants may borrow one-half of their vested account balance up to a maximum of $50,000. The interest rate charged the participant is fixed at the time of the loan at comparable interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. When a loan is made, the amount borrowed is transferred from the participant's deposit account to the participant's loan account. Loan repayments, including interest, are immediately invested in the participant's deposit account.

     Administrative Expenses

     All administrative expenses pertaining to the operation of the Plan for the years ended December 31, 1997 and 1996 were paid by the Bank. Also, all administrative, legal, and accounting services were performed by Bank personnel on behalf of the Plan and no charges were made to the Plan for these services.

2. Money market deposits are valued at the principal amount which approximates fair value. Funds are deposited in two money market deposits at the Bank which are separately designated as employee and employer contributions. The money market deposits earn market rates of interest which are determined annually in November by the Bank's Board of Directors. The rate earned for the 1997 and 1996 plan years was 5.90%. The Plan's investment in money market deposits is managed by the trustees of the Plan.


3. In conjunction with the Bank's conversion from a mutual to a stock form of ownership, the Plan utilized funds from the money market deposit accounts to purchase stock in SuburbFed Financial Corp., the Bank's Holding Company (the "Company"). At the date of conversion, the Plan purchased 38,776 shares of stock at $6.67 per share for participants indicating a desire to purchase stock in the Company. Additional employee contributions and cash dividends are utilized to purchase additional shares on a regular basis. At December 31, 1997 and 1996, the Plan was the beneficial owner of 56,498 and 50,813 shares respectively. The fair value of this stock at December 31, 1997 was $50.00 per share, or $2,824,900 as compared to $19.00 per share, or $965,447 at December 31, 1996. Total return on an investment in the Company's stock for the years ended December 31, 1997 and 1996 amounted to approximately 165% and 17% respectively.

     On December 29, 1997, the Company's Board of Directors announced the execution of a definitive agreement pursuant to which the Company will merge with and into Citizens Financial Services, FSB of Munster, Indiana. In connection with the merger, Citizens Financial will undertake to convert from a mutual to a stock institution and form a holding company. Under the terms of the agreement, each share of the Company will be exchanged for shares of Citizens' common stock with an initial conversion offering price equivalent to $36.00, based on the initial public offering price of Citizens' common stock. Consummation of the merger is subject to the approval of the Company's stockholders, the conversion of Citizens and all required regulatory approvals.

     The investment in the Company's common stock is recorded at fair value. Recording this investment at fair value has resulted in a market appreciation of net assets available for plan benefits of $1,725,305 and $100,315 for the years ended December 31, 1997 and 1996.

4. Mutual fund investments of the Plan are carried at fair value which approximates cost. These investments are comprised of the following:

                                                              December 31,
                                                        -----------------------
                                                           1997          1996
                                                           ----          ----
          AIM Constellation Fund                        $  84,502        48,767
          AIM Global Utilities Fund                        18,322        18,539
          AIM Value Fund                                   53,473        26,270
          Fidelity Advisor Balanced Fund                   42,079        38,393
          Fidelity Advisor Growth Opportunities Fund      210,545       132,487
          Fidelity Advisor High Yield Fund                 40,668        27,769
          Vanguard Wellington Fund                          6,748             -
                                                        ---------       -------
                                                        $ 456,337       292,225
                                                        =========       =======

     The AIM Constellation Fund is a diversified portfolio which seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies. The total return on the fund for the years ended December 31, 1997 and 1996 was 12.9% and 16.3% respectively. The AIM Global Utilities Fund seeks to achieve a high level of current income by investing primarily in the common and preferred stocks of public utility companies. The total return on the fund for the years ended December 31, 1997 and 1996 was 23.7% and 13.3% respectively. The AIM Value Fund seeks long-term capital growth with income as a secondary objective. The total return on the fund for the years ended December 31, 1997 and 1996 was 23.9% and 14.5% respectively.

     The Fidelity Advisor Balanced Fund seeks both income and growth of capital by investing in a diversified portfolio of equity and fixed income securities, with income, growth of income and capital appreciation potential. The total return on the fund for the years ended December 31, 1997 and 1996 was 22.3% and 8.4% respectively. The Fidelity Advisor Growth Opportunities Fund seeks to provide capital growth by investing primarily in common stocks and securities convertible into common stocks. The total return on the fund for the years ended December 31, 1997 and 1996 was 28.6% and 17.7% respectively. The Fidelity Advisor High Yield Fund seeks combination of a high level of income and the potential for capital gains by investing in a diversified portfolio consisting primarily of high-yielding fixed income and zero coupons such as bonds, debentures and notes, convertible securities and preferred stocks. The total return on the fund for the years ended December 31, 1997 and 1996 was 14.7% and 13.3% respectively.

     The Wellington Fund seeks both income and growth of capital by investing in a diversified portfolio of equity and fixed income securities. The total return on the fund for the year ended December 31, 1997 was 23.2%.

5. Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate its participation in the Plan at any time. In the event of termination or partial termination of the Plan, all participants affected shall become fully vested in their accounts.

6. The prior year financial statements have been restated to reflect a $15,700 correction of accounts receivable.

                SUBURBAN FEDERAL SAVINGS, A FEDERAL SAVINGS BANK
                      CASH OR DEFERRED PROFIT SHARING PLAN

           Item 30a - Schedule of Assets Held for Investment Purposes
                               December 31, 1997

                                                                         Fair
Description                                              Cost            Value
-----------                                              ----            -----
Money market deposits held by Suburban
  Federal Savings, A Federal Savings Bank -
  5.90% no stated maturity                           $   502,999        502,999
Stock investment in SuburbFed Financial Corp.            615,320      2,824,900
AIM Constellation Fund                                    84,502         84,502
AIM Global Utilities Fund                                 18,322         18,322
AIM Value Fund                                            53,473         53,473
Fidelity Advisor Balanced Fund                            42,079         42,079
Fidelity Advisor Growth Opportunities Fund               210,545        210,545
Fidelity Advisor High Yield Fund                          40,668         40,668
Vanguard Wellington Fund                                   6,748          6,748
Money market deposit held by Stifel,
  Nicolaus & Company - variable rate,
  no stated maturity                                         607            607
Money market deposit held by ABN-AMRO
  Chicago Corporation - variable rate, no
  stated maturity                                             32             32
Money market deposit held by LaSalle
  Street Securities - variable rate,
  no stated maturity                                      15,395         15,395
                                                     -----------      ---------
                                                     $ 1,590,690      3,800,270
                                                     ===========      =========